UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MedClean Technologies, Inc.

(Name of issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of class of securities)

58405Y104

(CUSIP number)

Tom Scalia, Chief Financial Officer

Manatuck Hill Partners, LLC

1465 Post Road East

Westport, CT 06880

(203) 418-4400

(Name, address and telephone number of person authorized to receive notices and communications)

October 13, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58405Y104
1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Manatuck Hill Partners, LLC 26-4540925
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 114,619,669 (1)
	8	Shared voting power – 0 –
	9	Sole dispositive power 114,619,669 (1)
	10	Shared dispositive power – 0 –
11	Aggregate amount beneficially owned by each reporting person 114,619,669 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.07% (1)
14	Type of reporting person (see instructions) IA

(1)	As described in the Schedule 13D filed on July 10, 2009, the Reporting Person (as defined below) may be deemed to be part of a group with the other parties to a Master Restructuring Agreement pursuant to the terms of the Master Restructuring Agreement.

The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other parties to the Master Restructuring Agreement. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 (this “Amendment No. 3”) to the Statement on Schedule 13D, filed on July 10, 2009, as amended from time to time (the “Statement”), is being filed by Manatuck Hill Partners, LLC, a Delaware limited liability company (the “Reporting Person”), and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MedClean Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Trowbridge Drive, Bethel, Connecticut 08601.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) hereby are supplemented as follows:

(a) The Reporting Person beneficially owns 114,619,669 shares of Common Stock, representing approximately 15.07% of the shares of Common Stock outstanding as of August 19, 2010, based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2010. Such beneficial ownership assumes the issuance of 34,167,225 shares of Common Stock issuable upon the exercise of certain warrants owned by Manatuck Hill Scout Fund, L.P., Manatuck Hill Mariner Master Fund, L.P. and Manatuck Hill Navigator Master Fund, L.P., as more fully described in the Amendment No. 1 to the Statement, filed on December 3, 2009.

(b) The Reporting Person has the sole power to vote or direct the vote of 114,619,669 shares of Common Stock and has the sole power to dispose or direct 114,619,669 shares of Common Stock.

(c) See trading data attached hereto as Exhibit 1. Exhibit 1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 1 attached hereto and as described in this Amendment No. 3, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 hereby is supplemented by adding the following exhibit:

Exhibit 1	Required trading data of the transactions in Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 15, 2010	MANATUCK HILL PARTNERS, LLC

	By:	/S/ TOM SCALIA
	Name:	Tom Scalia
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1	Required trading data of the transactions in the Common Stock.